SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On March 18, 2010, a proposed amendment to the Korea Electric Power Corporation Act (the “KEPCO Act”) was passed by the National Assembly of Korea, which would enable Korea Electric Power Corporation (“KEPCO”) to engage in the development and operation of its real estate holdings subject to certain restrictions. The amendment will take effect six months after the promulgation of the amendment. The key provisions of the amendment are as follows:

•

Development and operation of real estate holdings will be added as a permitted business activity for KEPCO, provided that such activities will be conducted by a professional real estate management company commissioned by KEPCO.

•	Prior to engaging in any such activity, KEPCO is required to obtain approval by the Minister of the Ministry of Knowledge Economy; and

•

Proceeds from such activity are required to be used to fund construction of environment-friendly facilities related to electricity transmission, distribution and transformation, such as re-routing them indoors or underground.

In response to the passing of the proposed amendment in the KEPCO Act, KEPCO plans to correspondingly amend its articles of incorporation and take follow-up measures related to commissioning professional management companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: March 19, 2010